FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2005

Commission File No. 000-49751

CATALYST PAPER CORPORATION

(Translation of registrant's name into English)

16TH Floor, 250 Howe Street

Vancouver

British Columbia, Canada V6C 3R8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

By:

/s/ Valerie Seager_________________________
Name:

Valerie Seager
Title:     Corporate Secretary

Date: October 27, 2005

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated October 27,  2005

2

Financial Statements for the nine months ended September 30, 2005

3

Management’s Discussion and Analysis

EXHIBIT 1

October 27, 2005

Stronger fundamentals, Canadian dollar impact 3rd quarter

Vancouver (B.C.) – Catalyst Paper (formerly NorskeCanada) posted earnings of $34 million in the third quarter. A strong recovery in operating earnings along with debt-related foreign exchange gains and the positive effect of a lower provincial tax rate were key factors in this quarter’s results.

Prices improved for most paper products while the cost of fibre and maintenance spending was reduced. These factors, along with other performance improvements more than offset the negative effects of a strong Canadian dollar and lower pulp prices.

“As our fundamentals improve, our greatest concern is the rapid escalation in the Canadian dollar.  While we recognize the underlying energy industry drivers on the dollar’s value we are, along with the rest of the Canadian manufacturing industry, encouraging the Canadian government to do what they can to moderate this escalation with the tools at their disposal,” said Russell J. Horner, President and CEO.

Third-quarter earnings of $34.2 million ($0.16 per common share) on sales of $450.3 million compared with a net loss of $30 million ($0.14 per common share) on sales of $439 million in the previous quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $47.9 million in the third quarter, up from $25.4 million in the second quarter.

The company posted an after-tax foreign exchange gain of $31.9 million ($0.15 per common share) in the third quarter from the translation of U.S.-dollar-denominated debt, with operating earnings of $2.8 million. This compares to a second quarter after-tax foreign exchange loss of $6.4 million ($0.03 per common share) and an operating loss of $19.5 million.

With the U.S. economy continuing to expand, demand for Catalyst’s specialty paper products remained strong in the third quarter and price increases were secured or announced for many grades. Demand for pulp and kraft paper products continued to be soft, though pulp prices have begun to improve. Falling newsprint demand and consumption continues to be a concern, particularly in the U.S., though a price increase effective Oct. 1 was announced in the third quarter.

“We are positioned to take advantage of favourable market conditions in the next few months, with the bulk of this year’s planned maintenance spending behind us,” Horner said. “Pricing for many of our paper products continues to improve and we’re pleased to see the recent recovery in pulp markets as customers in China and Western Europe rebuild their inventories.”

The company remains focused on achieving its $80-million performance target for the year with an additional $23 million in improvements posted in the third quarter bringing the year-to-date total to $56 million.

On October 3, shareholders voted 99 per cent in favour of changing the name of Norske Skog Canada Limited to Catalyst Paper Corporation. The company began using the new name immediately and on October 6, began trading under the stock symbol, CTL. The company gave notice of the name change in late July following a decision in June to dissolve a joint venture North American specialty marketing arrangement between NorskeCanada and Norske Skog ASA effective October 1.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Friday, Oct. 28, 2005 at 11 a.m. EDT, 8 a.m. PDT to present the company’s third quarter results. Media and other interested people are invited to listen to the live broadcast by visiting the Catalyst website at www.catalystpaper.com in the “Investors/Events and Presentations” section or enter http://w.on24.com/r.htm?e=16952&s=1&k=198E388750391A0D4FF9A0BCDDF5E3C6 in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated saving and cost reductions, capacity and capital expenditures. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Vice-President, Corporate Affairs

604-654-4040

604-654-4212

EXHIBIT 2

CATALYST PAPER CORPORATION

(formerly Norske Skog Canada Limited)

CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2005 and 2004

(unaudited)

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Consolidated Statements of Earnings and Retained Earnings	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of dollars, except where otherwise stated)	2005	2004	2005	2004
Sales	$450.3	$466.8	$1,352.0	$1,400.9
Operating expenses
Cost of sales	390.3	399.1	1,203.9	1,257.0
Selling, general and administrative	12.1	11.4	41.2	36.4
Amortization	45.1	46.3	134.3	137.7
	447.5	456.8	1,379.4	1,431.1
Operating earnings (loss)	2.8	10.0	(27.4)	(30.2)
Foreign exchange gain on translation of long-term debt	38.4	41.5	27.4	22.3
Loss on repayment of long-term debt	–	–	–	(5.2)
Other income, net	(0.1)	(0.1)	3.6	2.1
Interest expense, net	(19.0)	(18.8)	(56.6)	(57.7)
Earnings (loss) before income taxes and non-controlling interest	22.1	32.6	(53.0)	(68.7)
Income tax expense (recovery)
Current	1.4	0.9	4.1	2.4
Future (note 4)	(13.8)	3.7	(40.1)	(28.8)
	(12.4)	4.6	(36.0)	(26.4)
Net earnings (loss) before non-controlling interest	34.5	28.0	(17.0)	(42.3)
Non-controlling interest (note 2)	(0.3)	–	(0.6)	–
Net earnings (loss)	34.2	28.0	(17.6)	(42.3)
Retained earnings, beginning of period	72.6	82.7	124.4	153.0
Retained earnings, end of period	$106.8	$110.7	$106.8	$110.7
Basic and diluted earnings (loss) per share (in dollars)	$0.16	$0.13	$(0.08)	$(0.20)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	214.6

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Consolidated Balance Sheets
(In millions of dollars)	September 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$–	$26.0
Accounts receivable	235.1	236.8
Inventories	240.7	258.1
Prepaids and other	32.8	24.6
	508.6	545.5
Property, plant and equipment	2,161.7	2,172.9
Other assets	40.1	27.5
	$2,710.4	$2,745.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$264.6	$285.5
Long-term debt (note 5)	878.1	823.6
Other long-term obligations	206.4	233.6
Future income taxes (note 4)	307.2	332.9
Deferred credits (note 4)	26.9	27.5
	1,683.2	1,703.1
Shareholders’ equity
Share capital	913.6	913.6
Contributed surplus	6.8	4.8
Retained earnings	106.8	124.4
	1,027.2	1,042.8
	$2,710.4	$2,745.9

Subsequent event (note 9)

On behalf of the Board

Russell J. Horner

Thomas S. Chambers

Director

Director

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Consolidated Statements of Cash Flows	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of dollars)	2005	2004	2005	2004
Cash flows provided (used) by
Operations
Net earnings (loss)	$34.2	$28.0	$(17.6)	$(42.3)
Items not requiring (providing) cash
Amortization	45.1	46.3	134.3	137.7
Future income taxes	(13.8)	3.7	(40.1)	(28.8)
Increase in other long-term obligations	6.7	6.3	17.1	17.9
Foreign exchange gain on translation of long-term debt	(38.4)	(41.5)	(27.4)	(22.3)
Non-controlling interest	0.3	–	0.6	–
Loss on repayment of long-term debt	–	–	–	5.2
Other	(16.6)	(8.5)	(8.0)	(17.6)
	17.5	34.3	58.9	49.8

Changes in non-cash working capital
Accounts receivable	(3.0)	0.4	2.5	(21.1)
Inventories	(1.2)	(20.9)	17.4	(12.9)
Prepaids and other	(14.8)	(10.0)	(11.4)	(9.8)
Accounts payable and accrued liabilities	(20.3)	(23.7)	(26.3)	8.9
	(39.3)	(54.2)	(17.8)	(34.9)
Cash flows provided (used by) operations	(21.8)	(19.9)	41.1	14.9
Investing
Additions to property, plant and equipment	(23.8)	(10.1)	(69.7)	(48.0)
Proceeds from sale of property, plant and equipment	0.1	0.1	2.4	0.2
Purchase price adjustment	–	26.6	–	26.6
Decrease (increase) in other assets	0.3	(0.7)	(0.8)	(0.5)
Cash flows provided (used) by investing activities	(23.4)	15.9	(68.1)	(21.7)
Financing
Increase (decrease) in revolving loan	25.6	–	25.6	(12.5)
Issue of long-term debt	–	–	–	333.1
Repayment of long-term debt	–	–	–	(266.1)
Premium and expenses on repayment of long-term debt	–	–	–	(15.0)
Deferred financing costs	–	–	0.1	(6.2)
Decrease in other long-term obligations	(8.3)	(9.9)	(24.7)	(22.3)
Cash flows provided (used) by financing activities	17.3	(9.9)	1.0	11.0
Cash and cash equivalents, increase (decrease) during period	(27.9)	(13.9)	(26.0)	4.2
Cash and cash equivalents, beginning period	27.9	18.1	26.0	–
Cash and cash equivalents, end of period	$–	$4.2	$–	$4.2
Supplemental information
Income taxes paid	$0.8	$(1.0)	$4.0	$3.2
Net interest paid	18.8	19.0	56.4	60.3

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Consolidated Business Segments
(Unaudited and in millions of dollars)	Specialties	Newsprint	Pulp	Total
Three months ended September 30, 2005
Sales [1]	$246.6	$127.1	$76.6	$450.3
Amortization	24.5	11.3	9.3	45.1
Operating earnings (loss)	10.3	3.4	(10.9)	2.8
Additions to property, plant and equipment	13.1	5.7	5.0	23.8
Three months ended September 30, 2004
Sales [1]	$270.1	$125.0	$71.7	$466.8
Amortization	26.5	11.5	8.3	46.3
Operating earnings (loss)	4.5	0.3	5.2	10.0
Additions to property, plant and equipment	4.7	2.6	2.8	10.1
Nine months ended September 30, 2005
Sales [1]	$733.2	$387.2	$231.6	$1,352.0
Amortization	73.2	33.4	27.7	134.3
Operating earnings (loss)	16.9	3.9	(48.2)	(27.4)
Additions to property, plant and equipment	36.7	16.2	16.8	69.7
Nine months ended September 30, 2004
Sales [1]	$779.2	$410.6	$211.1	$1,400.9
Amortization	76.4	37.3	24.0	137.7
Operating earnings (loss)	(4.4)	(7.0)	(18.8)	(30.2)
Additions to property, plant and equipment	20.6	5.3	22.1	48.0

[1]

Pulp sales are stated net of inter-segment pulp sales of $19.4 million for the three months ended September 30, 2005 ($32.6 million - three months ended September 30, 2004) and $61.2 million for the nine months ended September 30, 2005 ($104.5 million - nine months ended September 30, 2004).

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise stated)
1. Basis of Presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation (formerly Norske Skog Canada Limited) (“the Company”) (see note 9) and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements, and therefore should be read in conjunction with the December 31, 2004, audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2. Significant Accounting Policies
Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”) on a prospective basis.  AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if the Company is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. (“PREI”).  PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company.  The Company purchases 100% of the power generated by PREI.  The Company’s 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI.  In addition, creditors of PREI have recourse limited to the assets in PREI.  The change in consolidation method does not change the Company’s obligations with regard to PREI.

Upon adoption of AcG-15, the Company measured the assets, liabilities, and non-controlling interest of PREI at their carrying amounts and the consolidation of the additional 50.0% of PREI resulted in the following adjustments at January 1, 2005

Current assets	$2.5
Property, plant and equipment	56.9
Other assets[1]	15.7
Current liabilities	(3.3)
Long-term debt	(56.9)
Future income taxes	(14.9)
[1] “Other assets” includes $16.3 million of non-controlling interest, representing PREI’s deficit.

The adoption of AcG-15 is not expected to have a material impact on consolidated net earnings (loss) going forward.  The following summarizes the impact the adoption of AcG-15 had on the Company’s consolidated statement of earnings in the three and nine months ended September 30, 2005:

	Three months ended, September 30, 2005	Nine months ended, September 30, 2005
Cost of sales recovery	$ 1.4	$ 5.2
Amortization expense	(0.3)	(1.0)
Interest expense	(1.6)	(4.5)
Income tax recovery - current	0.1	0.1
Income tax recovery - future	0.7	0.8
Non-controlling interest	(0.3)	(0.6)
Net earnings (loss)	$ -	$ -

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)
2. Significant Accounting Policies ... continued

The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary.  The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company.  The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company’s paper products.  The Company first contracted with these entities in 1999.  The amounts paid to these entities are not significant relative to the Company’s total freight costs.

The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at September 30, 2005, the principal amount of the mortgage was approximately $13.2 million.  This agreement does not increase the Company’s liability beyond the obligation under the building lease.

3. Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing paper and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of long and short fibre pulp

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada.  Inter-segment sales consist of pulp transfers at cost.

4. Future Income Taxes

Income tax recovery for the three and nine months ended September 30, 2005, includes a release of future income taxes of $14.2 million related to a reduction in provincial corporate income taxes.  Although the provincial income tax rate change has not been enacted, it has met the definition of substantially enacted as defined in the Emerging Issues Committee Abstract Number 111, “Determination of Substantially Enacted Tax Rates Under CICA 3465.”  Accordingly, the Company has recorded the impact of the rate change in the third quarter of 2005.

5. Long-term Debt
The Company’s long-term debt, all of which matures beyond one year is as follows:
Recourse	September 30, 2005	December 31, 2004
Senior notes, 8.625% due June 2011 (US$400.0 million)	$467.7	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	290.3	300.9
	758.0	786.0
Revolving operating facility of up to $350.0 million due July 2008 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	25.6	–
	783.6	786.0
Non-recourse (PREI) (note 2)
First mortgage bonds, 6.387% due July 2009	75.0	37.6
Subordinated promissory notes	19.5	–
	94.5	37.6
	$878.1	$823.6

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (“Facility”).  Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at September 30, 2005.  At September 30, 2005, the Facility had $25.6 million drawn against it, and after outstanding letters of credit of $22.2 million, $284.7 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  As at September 30, 2005, no such debt has been incurred.

At September 30, 2005, the Company is in compliance with the covenants under both its Facility and senior notes indentures.  The Company is subject to restrictions on certain payments, including paying dividends, under its senior notes.  The main restriction is based on changes in shareholders’ equity.  With the Company’s accumulated losses since 2002, the Company is not currently permitted under its 8.625% senior note indenture to pay dividends.

CATALYST PAPER CORPORATION

(formerly Norske Skog Canada Limited)

Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)

6.       Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three and nine months ended September 30, 2005, the Company incurred a total post-retirement benefit cost of $13.1 million and $38.6 million, respectively (three and nine months ended September 30, 2004 - $13.5 million and $42.5 million).

7.       Financial Instruments

Derivative Financial Instruments
The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to manage its net exposure to interest rate changes.
(a)              Revenue Risk Management Instruments
                   Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contacts
Term	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$
As at September 30, 2005
0 to 12 months	$ 406.1	1.2168	$ 302.1	1.3023	$ 36.0	1.2091
13 to 24 months	44.0	1.1876	30.0	1.2823	-	-
	$ 450.1	1.2140	$ 332.1	1.3005	$ 36.0	1.2091
As at December 31, 2004
0 to 12 months	$ 422.0	1.2902	$ 362.0	1.3588	$ 49.0	1.2798
13 to 24 months	56.0	1.2882	56.0	1.3693	-	-
	$ 478.0	1.2900	$ 418.0	1.3602	$ 49.0	1.2798

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in “Sales”.  At September 30, 2005, all of the above instruments are designated as hedging instruments, except for US$144.0 million where the associated revenue has been recognized.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $32.1 million, of which $9.1 million has been recognized and is included in “Sales” and “Prepaids and other”.

At September 30, 2005, no price hedging instruments were outstanding in respect of products sold.

(b)              Cost Risk Management Instruments
                    Oil and gas contracts outstanding were as follows:
	Oil Contracts		Gas Contracts
Term	Barrels ("bbls") (000,s)	Average Rate US$ / bbl	Gigajoules ("Gj") (millions)	Average Rate US$ / Gj
As at September 30, 2005
0 to 12 months	50	$ 51.30	0.1	$ na 1
13 to 36 months	50	31.55	-	-
	100	$ 41.43	0.1	$ na
As at December 31, 2004
0 to 12 months	125	$ 20.85	0.6	$ 5.58
13 to 36 months	80	32.34	-	-
	205	$ 25.33	0.6	$ 5.58

1 Net of purchased contracts for 0.5 million gigajoules at US$6.21/Gj and sold contracts for 0.4 million gigajoules at US$9.82/G

CATALYST PAPER CORPORATION (formerly Norske Skog Canada Limited)
Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)
7. Financial Instruments ... continued

The above instruments are not designated as hedging instruments for accounting purposes and are reported under “Prepaids and other” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At period-end swap rates, the net amount the Company would receive to settle these swaps is $4.7 million, all of which has been recognized and is included in “Cost of sales” and “Prepaids and other”.

(c)

Long-term Debt Risk Management Instruments

The Company is party to forward foreign exchange contracts to acquire U.S. dollars totalling US$59.0 million over a two-year period at rates averaging C$1.5802/US$.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.4 million.

(d)

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swaps on notional US$30 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate of U.S. six month LIBOR plus 2.0%.  The swaps mature March 1, 2014 and are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense, offsetting the interest expense otherwise incurred.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

8. Stock-based Compensation
The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	2005	2004
Risk-free interest rate	3.7%	3.7%
Annual dividends per share	nil	nil
Expected stock price volatility	30.3%	30.2%
Expected option life (in years)	4.0	4.0
Average fair-value of options granted (in dollars)	$1.11	$1.06
9. Subsequent Event

On October 3, 2005, the Shareholders authorized Norske Skog Canada Limited to change its name to Catalyst Paper Corporation.  To minimize any confusion, the Company has referred to itself as Catalyst Paper Corporation (formerly Norske Skog Canada Limited) in these unaudited interim consolidated financial statements.

EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine- month periods ended September 30, 2005 and September 30, 2004, and the three-month period ended June 30, 2005.

On October 3, 2005, the shareholders of Norske Skog Canada Limited voted in favour of changing the Company’s name to Catalyst Paper Corporation (“the Company”).  The name change was effective October 3, 2005.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus amortization.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities.  EBITDA is presented because the Company believes it is a useful indicator of a company’s ability to meet debt service and capital expenditure requirements.  The Company also interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.  Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

Except for the historical information contained herein, the matters set forth in this report are forward-looking.  These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, completion of capital projects, and shifts in industry capacity.  These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at October 27, 2005, which is the date of filing in conjunction with the Company’s press release announcing its results for the third quarter of 2005.  Disclosure contained in this document is current to that date, unless otherwise stated.

1.0

CORPORATE OVERVIEW AND HIGHLIGHTS

1.1

Third Quarter Overview

The Company’s operating results were buoyed in the quarter by additional savings from the 2005 performance improvement program, tight market conditions for the majority of the Company’s paper products, and reduced maintenance spending.  The positive impact of these factors on operating earnings was partially offset by the adverse impact on revenues of a stronger Canadian dollar and lower pulp prices.  Net earnings in the quarter were improved by the favourable impact of the foreign exchange gain on the translation of U.S.-dollar-denominated debt, and a decrease in the British Columbia provincial income tax rate during the quarter.

The U.S. economy continued to expand, with most economic indicators remaining positive.  This provided support for price increases across the majority of the Company’s paper products.  The industry continues to struggle with rising input costs and, for Canadian producers, a strengthening Canadian dollar.  However, due to its location in British Columbia, the Company is to a certain extent insulated from these effects because it benefits from lower fibre and electricity costs compared to other regions.  In addition, the Company’s relatively low reliance on fossil fuels, due to its ability to use lower priced alternatives, lessens its exposure to rising fuel prices compared to many others in the industry.

Markets for the Company’s paper products generally remained strong.  Transaction prices continued to trend upwards for uncoated grades, while coated prices levelled off late in the quarter, after the successful implementation of the previously announced July price increase.  Directory paper demand was steady during the quarter, while kraft paper demand remained sluggish.  Cost increases continued to put upward pressure on newsprint prices despite falling consumption and demand.

Pulp markets remained soft during most of the quarter, due in part to weak printing and writing paper demand in Europe and North America.  Prices began to firm up late in the quarter with price increases announced by several producers, effective October 1, 2005.

The Company continued to make significant progress on its 2005 performance improvement program.  The Company realized total EBITDA improvements of $23 million during the quarter, bringing improvements to $56 million year to date.  The improvements were primarily from fibre optimization, the reduction of higher cost kraft pulp in paper furnish, lower energy usage, and grade development and product optimization.

In early February 2005, the Company indefinitely idled its Port Alberni No.3 paper machine displacing 140,000 tonnes per year of the Company’s least profitable business, in response to the prolonged strength of the Canadian dollar and related cost pressures.

1.2

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales	$454.5	$479.6	$466.8	$477.3	$1,878.2	$462.7	$439.0	$450.3	$1,352.0
Operating earnings (loss)	(37.6)	(2.6)	10.0	(1.1)	(31.3)	(10.7)	(19.5)	2.8	(27.4)
EBITDA[1]	7.4	43.8	56.3	45.3	152.8	33.6	25.4	47.9	106.9
Net earnings (loss)	(46.3)	(24.0)	28.0	13.7	(28.6)	(21.8)	(30.0)	34.2	(17.6)
EBITDA margin [1,2]	1.6%	9.1%	12.1%	9.5%	8.1%	7.3%	5.8%	10.6%	7.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.22)	$(0.11)	$0.13	$0.06	$(0.13)	$(0.10)	$(0.14)	$0.16	$(0.08)
Sales (000 tonnes)
Specialties	274.6	271.6	289.8	279.5	1,115.5	268.4	249.5	264.1	782.0
Newsprint	200.9	193.2	169.3	191.3	754.7	180.7	169.2	169.9	519.8
Total paper	475.5	464.8	459.1	470.8	1,870.2	449.1	418.7	434.0	1,301.8
Pulp	80.2	104.2	99.4	121.7	405.5	120.2	120.7	128.6	369.5
Total sales	555.7	569.0	558.5	592.5	2,275.7	569.3	539.4	562.6	1,671.3
Production (000 tonnes)
Specialties	280.1	265.0	298.7	279.3	1,123.1	269.6	255.6	272.7	797.9
Newsprint	197.6	185.0	176.8	198.4	757.8	176.7	167.4	167.9	512.0
Total paper	477.7	450.0	475.5	477.7	1,880.9	446.3	423.0	440.6	1,309.9
Pulp	70.2	112.6	116.8	121.3	420.9	110.2	114.4	126.7	351.3
Total production	547.9	562.6	592.3	599.0	2,301.8	556.5	537.4	567.3	1,661.2

Effective foreign exchange rate C$/US$ [3]	1.400	1.395	1.350	1.295	1.359	1.265	1.267	1.221	1.251
Average spot foreign exchange rate C$/US$ [4]	1.318	1.359	1.308	1.220	1.302	1.227	1.244	1.201	1.224
Period-end spot foreign exchange rate C$/US$ [5]	1.311	1.340	1.264	1.204	1.204	1.210	1.226	1.161	1.161
Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

1

EBITDA is a non-GAAP measure.  Refer to the “Non-GAAP Measures” section for further details.

2

EBITDA margin is defined as EBITDA as a percentage of sales.

3

Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

4

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

5

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

1.3

Overview of the Business

The Company’s business includes printing papers and market pulp, operating in three business segments:

Specialty Papers

Consists of soft-calendered and machine-finished hi-brite uncoated, lightweight coated, directory, and kraft paper grades.  Specialty paper grades are manufactured on ten1 paper machines at Crofton, Elk Falls, Port Alberni, and Powell River.  The segment has a total annual production capacity of 1,197,000 tonnes.

Newsprint

Produced on five1 paper machines at Crofton, Elk Falls, and Powell River.  The segment has a total annual production capacity of 773,000 tonnes, of which, one machine, or 140,000 tonnes is currently idled.

Pulp

Composed of sawdust-based pulp, manufactured at Elk Falls, and Northern Bleached Softwood Kraft pulp, manufactured at Crofton.  The segment has a total annual production capacity of 498,000 tonnes.

The Company also operates the largest paper recycling operation in Western Canada, in support of its paper business segments, with a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The following chart illustrates the Company’s principal paper and pulp products, applications, and annual capacities.

1

The Company has 13 paper machines.  The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

PRODUCT PROFILE
	Specialty Paper Grades					Newsprint	Pulp
Category	Uncoated Papers		Coated Paper	Directory	Kraft Paper	Newsprint	Market Pulp
	Soft -Calendered	Machine-Finished
Brand	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Silverliner Platinumliner Chromium-liner Bronzeliner	Marathon	Elk Prime Crofton Kraft
Basis Weight [2]	36.6 – 52	45 – 62	44.4 – 66.6	28 – 40	127 – 250	43 - 48.8	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Packaging applications	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Tissue, Freesheet, Specialty paper, Whitetop linerboard
Capacity (tonnes)	476,000[3]		217,000	373,000[3]	131,000	773,000 [1,3]	498,000
% of Total Capacity	20%		9%	15%	5%	31%	20%

1

Effective February, 2005, the Company indefinitely idled its Port Alberni paper machine No 3.  This curtailment effectively reduces the Company’s capacity of newsprint a further 140,000 tonnes from the amounts expressed in the above table.

2

In grams per square metre.

3

Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory, and uncoated grades.

1.4

2005 Strategy Update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added groundwood printing papers and related products.

In January 2005, the Company commenced its fourth consecutive annual performance improvement program.  The 2005 performance improvement program is aimed at generating $80 million in year-over-year EBITDA improvements across all areas of the Company.  The Company identified improvements in the areas of grade development and product optimization, and cost reduction.  During the third quarter of 2005, an additional $23 million in realized savings was delivered from the performance improvement program, bringing the year-to-date improvements to $56 million.

2005 Performance Improvement Program Initiatives
(All amounts pre-tax and in millions of dollars)	2005 Goal (Year)	2005 Achievement (YTD)
Grade development and product optimization	$16	$10
Chemical usage	4	1
Energy usage	7	8
Fibre optimization	9	9
Freight optimization	6	3
Kraft usage	13	15
Productivity improvements	9	-
Other	16	10
Total performance improvement program	$80	$56

1.5

Consolidated Results of Operations

Three Months ended September 30, 2005 compared to Three Months ended June 30, 2005

Sales

Sales for the third quarter of 2005 totalled $450.3 million, up 2.6%, compared to $439.0 million in the previous quarter.  The positive impact on sales from improved prices across most paper grades and higher sales volumes was partially offset by the adverse impact of the strengthening Canadian dollar and lower pulp prices.

EBITDA

EBITDA for the current quarter totalled $47.9 million, up $22.5 million from $25.4 million in the previous quarter.  Higher transaction prices across most paper grades, lower maintenance spending, and further performance improvements more than offset the adverse impact of the stronger Canadian dollar and lower average pulp prices.

The following table summarizes the key changes in EBITDA from Q2, 2005 to Q3, 2005:

($millions)
Q2, 2005 EBITDA	$25.4
Improved paper prices	12.5
Lower pulp prices	(1.5)
Impact of stronger Canadian dollar, net of hedging program	(15.3)
Lower maintenance spending	17.0
Performance improvements	2.8
Other, net	7.0
Q3, 2005 EBITDA	$47.9

Operating earnings (loss)

The Company recorded operating earnings of $2.8 million for the current quarter, compared to an operating loss of $19.5 million for the previous quarter.  The improvement in operating earnings in the third quarter resulted primarily from a $22.5 million increase in EBITDA (see EBITDA section above).

Net earnings (loss)

Net earnings for the current quarter amounted to $34.2 million ($0.16 per common share) compared to net loss of $30.0 million ($0.14 per common share) in the previous quarter.  Net earnings for the current period included a $31.9 million ($0.15 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax loss of $6.4 million ($0.03 per common share) for the previous quarter.  The current quarter also included a $14.2 million positive future income tax adjustment ($0.07 per common share) related to a decrease in the provincial tax rate, which was effective July 1, 2005.

Three Months ended September 30, 2005 compared to Three Months ended

September 30, 2004

Sales

Sales for the current quarter totalled $450.3 million, down 3.5%, compared to $466.8 million in the same quarter last year.  The positive impact on sales of improved paper prices was more than offset by the negative impact of the stronger Canadian dollar, lower pulp prices, and lower paper shipments, resulting primarily from the indefinite idling of the Company’s Port Alberni No.3 paper machine in early February 2005.

EBITDA

EBITDA for the current quarter totalled $47.9 million, down $8.4 million from $56.3 million in the same quarter last year.  The positive impact of higher paper prices and performance improvements was more than offset by the stronger Canadian dollar and lower pulp prices.

The following table summarizes the key changes in EBITDA from Q3, 2004 to Q3, 2005:

($millions)
Q3, 2004 EBITDA	$56.3
Improved paper prices	35.1
Lower pulp prices	(8.4)
Impact of stronger Canadian dollar, net of hedging program	(37.7)
Other, net	2.6
Q3, 2005 EBITDA	$47.9

Operating earnings (loss)

The Company recorded operating earnings of $2.8 million for the current quarter, compared to operating earnings of $10.0 million in the same quarter last year.  The decline was related to the $8.4 million decrease in EBITDA (see EBITDA section above).

Net earnings (loss)

Net earnings for the current quarter amounted to $34.2 million ($0.16 per common share) compared to net earnings of $28.0 million ($0.13 per common share) for the same quarter last year.  Net earnings for the current period included a $31.9 million ($0.15 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $34.1 million ($0.16 per common share) for the same period in 2004.  The current quarter also included a $14.2 million positive future income tax adjustment ($0.07 per common share) related to a decrease in the provincial tax rate, which was effective July 1, 2005.

Nine Months ended September 30, 2005 compared to Nine Months ended September 30, 2004

Sales

Sales for the current nine-month period totalled $1,352.0 million, down 3.5%, compared to $1,400.9 million in the same period last year.  Higher average paper prices were more than offset by the negative impact of the stronger Canadian dollar, lower pulp prices, and the indefinite idling of the Company’s Port Alberni No.3 paper machine in early February 2005.

EBITDA

EBITDA for the current nine-month period totalled $106.9 million, down $0.6 million from $107.5 million in the same period last year.  The positive impact of higher transaction prices for paper grades, performance improvement benefits, and the absence of costs associated with the Elk Falls kraft mill rationalization, which occurred in the first quarter of 2004, was offset by the stronger Canadian dollar and lower average transaction prices for pulp.

The following table summarizes the key changes in EBITDA from the nine-month period ended September 30, 2004 to the nine-month period ended September 30, 2005:

($millions)
Year-to-date, 2004 EBITDA	$107.5
Improved paper prices	113.9
Lower pulp prices	(21.8)
Impact of stronger Canadian dollar, net of hedging program	(113.5)
Absence of 2004 Elk Falls rationalization project	24.0
Other, net	(3.2)
Year-to-date, 2005 EBITDA	$106.9

Operating earnings (loss)

The Company recorded an operating loss of $27.4 million for the current nine-month period, which was consistent with the operating loss of $30.2 million for the same period last year.

Net earnings (loss)

Net loss for the current nine-month period amounted to $17.6 million ($0.08 per common share) compared to net loss of $42.3 million ($0.20 per common share) for the same period last year.  The net loss for the current nine-month period included a $22.8 million ($0.11 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $18.3 million ($0.09 per common share) for the same period in 2004.  The decrease in net loss was largely attributable to the $14.2 million positive future income tax adjustment ($0.07 per common share), related to a decrease in the provincial tax rate, which was effective July 1, 2005, and the increase in foreign exchange gain.  The net loss in 2004 also included a $5.2 million ($0.02 per common share) loss on repayment of long-term debt.

2.0

SEGMENTED RESULTS OF OPERATIONS

2.1

Specialty Papers

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales	$255.3	$253.8	$270.1	$258.0	$1,037.2	$250.9	$235.7	$246.6	$733.2
EBITDA [3]	25.0	16.0	31.0	31.4	103.4	28.7	26.6	34.8	90.1
Operating earnings (loss)	(0.1)	(8.8)	4.5	6.3	1.9	4.0	2.6	10.3	16.9
EBITDA margin	9.8%	6.3%	11.5%	12.2%	10.0%	11.4%	11.3%	14.1%	12.3%

Sales (000 tonnes)	274.6	271.6	289.8	279.5	1,115.5	268.4	249.5	264.1	782.0
Production (000 tonnes)	280.1	265.0	298.7	279.3	1,123.1	269.6	255.6	272.7	797.9
Average sales revenue per tonne	$930	$934	$932	$923	$930	$935	$944	$934	$937
Average cash costs per tonne [1]	839	874	825	811	837	828	838	802	822
SC-A, 35 lb. (US$/ton) [2]	695	695	730	730	713	745	770	780	780
LWC paper, No. 5, 40 lb. (US$/ton) [2]	695	695	737	775	726	790	837	880	836
Telephone directory paper, 22.1 lb. (US$/ton) [2]	650	650	650	650	650	675	675	675	675

1

Average cash costs per tonne for these purposes consist of cost of sales and selling, general and administrative (“SG&A”) costs.

2

Benchmark prices are sourced from Resource Information Systems, Inc. (“RISI”).

3

EBITDA is a non-GAAP measure.  Refer to the “Non-GAAP Measures” section for further details.

2.1.1

Segment Overview

End-use indicators of coated mechanical paper usage remained positive, with magazine ad pages up 1.0% year to date.  This positive impact was muted by supply disruptions and some grade switching to SC-A, which caused coated mechanical paper demand to decrease by 2.2% year to date (through August).  Tight market conditions enabled the Company to implement the previously announced July 1 US$35 to US$45 per ton increases in accordance with the Company’s sales agreements; however, prices levelled off at the end of the quarter.  Compared to the same period a year ago, average benchmark prices for lightweight coated paper were up approximately US$143 per ton, or 19.4%.

Demand in North America for uncoated mechanical paper grades remained brisk, increasing 3.6% year to date, driven mainly by strong retail sales growth.  The July 1 US$40 per ton price increase for the Company’s soft-calendered (“SC”) and machine-finished (“MF”) hi-brites was partially implemented in the third quarter.  Directory paper demand remained steady, increasing 1.2% year to date.  Directory spot prices increased during the quarter reflecting year-over-year demand increases in August and September. Directory contract prices remained relatively unchanged over the comparable periods.  Kraft paper demand continued to be sluggish and prices weakened further during the quarter.  The weak market prompted the Company to temporarily idle its Elk Falls No.4 kraft paper machine for eight days, beginning in late September.

2.1.2

Operational Performance

Three Months ended September 30, 2005 compared to Three Months ended June 30, 2005

The specialty papers business recorded operating earnings of $10.3 million on sales of $246.6 million in the current quarter, compared to operating earnings of $2.6 million on sales of $235.7 million in the previous quarter.  EBITDA for the current quarter was $34.8 million, an $8.2 million increase from $26.6 million recorded in the previous quarter.

Sales volume of 264,100 tonnes in the current quarter increased 14,600 tonnes, or 5.9%, from the previous quarter, reflecting strong demand across all specialty paper grades, except kraft paper, during the period.

Average sales revenue in the current quarter of $934 per tonne decreased $10 per tonne from the previous quarter, as higher transaction prices particularly for coated and MF hi-brite grades, and an improved customer mix were more than offset by the stronger Canadian dollar and, to a lesser extent, higher average basis weights for coated paper in the current quarter.

Average cash costs in the current quarter were $802 per tonne, an improvement of $36 per tonne from the previous quarter.  Savings from lower chip prices, performance improvements, reduced maintenance spending and, to a lesser extent, lower selling, general, and administration costs (“SG&A”) were the primary drivers of the improvement.

Three Months ended September 30, 2005 compared to Three Months ended

September 30, 2004

The specialty papers business recorded current quarter operating earnings of $10.3 million on sales of $246.6 million, compared to operating earnings of $4.5 million on sales of $270.1 million for the same quarter last year.  EBITDA of $34.8 million for the current quarter was $3.8 million higher than the $31.0 million recorded in the same quarter last year.

Sales volume of 264,100 tonnes in the current quarter decreased 25,700 tonnes, or 8.9%, from the same quarter last year, largely due to lower directory shipments.

Average sales revenue in the current quarter of $934 per tonne was consistent with the same quarter last year, with higher transaction prices, particularly for coated, SC, and MF hi-brite grades, and an improved product and customer sales mix, offsetting the adverse impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $802 per tonne, an improvement of $23 per tonne compared to the same quarter last year.  Savings from performance improvements and lower chip prices were the primary drivers of the improvement.

Nine Months ended September 30, 2005 compared to Nine Months ended

September 30, 2004

The specialty papers business recorded operating earnings of $16.9 million on sales of $733.2 million in the current nine-month period, compared to an operating loss of $4.4 million on sales of $779.2 million for the same period last year.  EBITDA of $90.1 million for the current nine-month period was $18.1 million higher than the $72.0 million recorded in the same period last year.

Sales volume of 782,000 tonnes in the current period decreased 54,000 tonnes, or 6.5%, from the same period last year largely due to lower directory volumes, which were partially offset by the Company’s continued growth in its uncoated specialty paper business.

Average sales revenue in the current period of $937 per tonne increased $5 per tonne compared to the same period last year.  Higher transaction prices across all specialty paper grades and a higher value product mix offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current period were $822 per tonne, an improvement of $24 per tonne compared to the same period last year.  Savings from performance improvements and, to a lesser extent, lower chip prices were the primary drivers of the improvement.

2.2

Newsprint

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales	$142.6	$143.0	$125.0	$142.5	$553.1	$133.0	$127.1	$127.1	$387.2
EBITDA [3]	7.9	10.6	11.8	14.9	45.2	9.9	12.7	14.7	37.3
Operating earnings (loss)	(5.2)	(2.1)	0.3	2.7	(4.3)	(0.9)	1.4	3.4	3.9
EBITDA margin	5.5%	7.4%	9.4%	10.5%	8.2%	7.4%	10.0%	11.6%	9.6%

Sales (000 tonnes)	200.9	193.2	169.3	191.3	754.7	180.7	169.2	169.9	519.8
Production (000 tonnes)	197.6	185.0	176.8	198.4	757.8	176.7	167.4	167.9	512.0

Average sales revenue per tonne	$710	$740	$738	$745	$733	$736	$752	$748	$745
Average cash costs per tonne [1]	670	685	668	666	673	682	677	662	674
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [2]	520	545	547	567	544	571	589	612	590

1

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2

Benchmark prices are sourced from RISI.

3

EBITDA is a non-GAAP measure.  Refer to the “Non-GAAP Measures” section for further details.

2.2.1

Segment Overview

Cost increases continued to put upward pressure on newsprint prices.  However, current quarter newsprint statistics showed total U.S. consumption and demand were down 5.2% and 6.7%, respectively, year to date.  1.5% of the decline in newsprint consumption is due to a shift to lower basis weights; a shift that the Company views as favourable.  The July 1 price increase of US$35 per tonne settled at approximately US$25 per tonne during the quarter, and a third consecutive quarterly price increase of US$35 per tonne, was announced for effect October 1.  Average newsprint benchmark prices in the third quarter increased by approximately US$65 per tonne, or 11.9%, compared to the same period last year.

2.2.2

Operational Performance

Three Months ended September 30, 2005 compared to Three Months ended June 30, 2005

The newsprint business recorded operating earnings of $3.4 million on sales of $127.1 million in the current quarter, compared to operating earnings of $1.4 million on sales of $127.1 million in the previous quarter.  EBITDA for the current quarter was $14.7 million, a $2.0 million increase from $12.7 million recorded in the previous quarter.

Sales volume of 169,900 tonnes in the current quarter was consistent with the previous quarter.

Average sales revenue in the current quarter of $748 per tonne decreased $4 per tonne compared to the previous quarter.  The positive impact of price increases in most regions was offset by the stronger Canadian dollar.

Average cash costs in the current quarter were $662 per tonne, an improvement of $15 per tonne from the previous quarter.  Savings from lower chip prices, performance improvements, and lower SG&A costs were the primary drivers of the improvement.

Three Months ended September 30, 2005 compared to Three Months ended

September 30, 2004

The newsprint business recorded operating earnings of $3.4 million on sales of $127.1 million for the current quarter, compared to operating earnings of $0.3 million on sales of $125.0 million for the same quarter last year.  Current quarter EBITDA of $14.7 million was a $2.9 million increase from EBITDA of $11.8 million recorded for the same quarter last year.

Sales volume of 169,900 tonnes in the current quarter was consistent with the same quarter last year.

Average sales revenue in the current quarter of $748 per tonne increased $10 per tonne from the same quarter last year, with improved prices and, to a lesser extent, a higher-value grade mix outpacing the stronger Canadian dollar.

Average cash costs in the current quarter were $662 per tonne, an improvement of $6 per tonne from the same quarter last year.  Savings realized from lower chip prices and performance improvements were the primary drivers of the improvement.

Nine Months ended September 30, 2005 compared to Nine Months ended

September 30, 2004

The newsprint business recorded operating earnings of $3.9 million on sales of $387.2 million in the current nine-month period, compared to an operating loss of $7.0 million on sales of $410.6 million for the same period last year.  EBITDA of $37.3 million for the current nine-month period was $7.0 million higher than the $30.3 million recorded in the same period last year.

Sales volume of 519,800 tonnes in the current period decreased 43,600 tonnes, or 7.7%, from the same period last year, primarily due to the indefinite idling of the Port Alberni No.3 paper machine in early February 2005, and the continued growth of the Company’s uncoated specialty grades.

Average sales revenue in the current period of $745 per tonne increased $16 per tonne compared to the same period last year.  Higher transaction prices and, to a lesser extent, a higher-value grade mix more than offset the adverse impact of the stronger Canadian dollar.

Average cash costs in the current period of $674 per tonne, were consistent with the same period last year.  Savings from performance improvements and lower chip prices offset higher restructuring costs related to the indefinite idling of the Port Alberni No.3 paper machine and increased SG&A costs.

2.3

Pulp

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales	$56.6	$82.8	$71.7	$76.8	$287.9	$78.8	$76.2	$76.6	$231.6
EBITDA [3]	(25.5)	17.2	13.5	(1.0)	4.2	(5.0)	(13.9)	(1.6)	(20.5)
Operating earnings (loss)	(32.3)	8.3	5.2	(10.1)	(28.9)	(13.8)	(23.5)	(10.9)	(48.2)
EBITDA margin	(45.1%)	20.8%	18.8%	(1.3%)	1.5%	(6.3%)	(18.2%)	(2.1%)	(8.9%)

Sales (000 tonnes)	80.2	104.2	99.4	121.7	405.5	120.2	120.7	128.6	369.5
Production (000 tonnes)	70.2	112.6	116.8	121.3	420.9	110.2	114.4	126.7	351.3

Average sales revenue per tonne	$707	$794	$721	$631	$710	$655	$632	$595	$627
Average cash costs per tonne [1]	1,025	630	586	639	699	697	748	607	682
NBSK pulp, Northern Europe delivery (US$/tonne) [2]	590	647	633	602	618	640	613	587	615

1

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2

Benchmark prices are sourced from RISI.

3

EBITDA is a non-GAAP measure.  Refer to the “Non-GAAP Measures” section for further details.

2.3.1

Segment Overview

Global pulp shipments increased approximately 1.4% year over year due to increased shipments to North America and China.  Prices fell early in the quarter due to weak printing and writing demand in Europe and North America before strengthening slightly in September.  Prices began to firm up late in the quarter with increases of US$10 to US$30 per tonne announced by several producers for China, Europe and the U.S., effective October 1, 2005.

Compared to the previous quarter, Northern Bleached Softwood Kraft (“NBSK”) benchmark prices were down approximately US$26 per tonne, or 4.2%.

2.3.2

Operational Performance

Three Months ended September 30, 2005 compared to Three Months ended June 30, 2005

The pulp business recorded an operating loss of $10.9 million on sales of $76.6 million in the current quarter, compared to an operating loss of $23.5 million on sales of $76.2 million in the previous quarter.  Negative EBITDA of $1.6 million in the current quarter improved $12.3 million from negative EBITDA of $13.9 million in the previous quarter.

Sales volume of 128,600 tonnes in the current quarter increased 7,900 tonnes, or 6.5%, from the previous quarter reflecting strengthening market conditions late in the quarter.

Average sales revenue in the current quarter of $595 per tonne decreased $37 per tonne from the previous quarter, primarily due to weaker global pulp prices and the stronger Canadian dollar in the quarter.

Average cash costs in the current quarter were $607 per tonne, an improvement of $141 per tonne from the previous quarter.  The absence of scheduled maintenance shutdowns at the Elk Falls and Crofton mills, which occurred in the previous quarter, lower chip prices, and lower SG&A costs were the primary drivers of the improvement.

Three Months ended September 30, 2005 compared to Three Months ended September 30, 2004

The pulp business recorded an operating loss of $10.9 million on sales of $76.6 million in the current quarter.  This compares to the same quarter last year when the business recorded operating earnings of $5.2 million on sales of $71.7 million.  Negative EBITDA of $1.6 million decreased $15.1 million from EBITDA of $13.5 million recorded for the same quarter last year.

Sales volume of 128,600 tonnes in the current quarter increased 29,200 tonnes, or 29.4%, from the same quarter last year, reflecting the Company’s increased market capacity, which has mostly resulted from significantly reducing kraft pulp used in paper operations over the comparable period.

Average sales revenue in the current quarter of $595 per tonne decreased $126 per tonne from the same quarter last year.  The decrease was largely due to the stronger Canadian dollar and lower transaction prices.

Average cash costs in the current quarter were $607 per tonne, an increase of $21 per tonne from the same quarter last year, due to the impact of lower pulp prices on inventory values, increased chemical costs, and higher energy prices.  Lower chip prices and savings from performance improvements partially offset these costs.

Nine Months ended September 30, 2005 compared to Nine Months ended

September 30, 2004

The pulp business recorded an operating loss of $48.2 million on sales of $231.6 million in the current nine-month period, compared to an operating loss of $18.8 million on sales of $211.1 million for the same period last year.  Negative EBITDA of $20.5 million for the current nine-month period decreased $25.7 million from EBITDA of $5.2 million recorded in the same period last year.

Sales volume of 369,500 tonnes in the current period increased 85,700 tonnes, or 30.2%, from the same period last year due to the Company’s increased market pulp capacity and the absence of the Elk Falls kraft mill rationalization, which occurred in early 2004.

Average sales revenue in the current period of $627 per tonne decreased $117 per tonne compared to the same period last year.  The impact of the stronger Canadian dollar and lower transaction prices were the primary drivers of the decrease.

Average cash costs in the current period were $682 per tonne, an improvement of $44 per tonne compared to the same period last year.  Lower maintenance costs, lower chip prices, and savings from performance improvements were the primary reasons for the improvement.

3.0

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$(3.0)	$24.2	$33.2	$34.5	$88.9	$26.0	$15.4	$17.5	$58.9
Changes in non-cash working capital	30.1	(16.5)	(53.1)	15.1	(24.4)	5.2	16.3	(39.3)	(17.8)
Cash provided (used) by operations	27.1	7.7	(19.9)	49.6	64.5	31.2	31.7	(21.8)	41.1
Cash flows provided (used) by investing activities	(21.9)	(15.7)	15.9	(20.1)	(41.8)	(11.0)	(33.7)	(23.4)	(68.1)
Cash flows provided (used) by financing activities	50.9	(30.0)	(9.9)	(7.7)	3.3	(8.2)	(8.1)	17.3	1.0

Capital spending	21.8	16.1	10.1	20.0	68.0	11.4	34.5	23.8	69.7
Amortization	45.0	46.4	46.3	46.4	184.1	44.3	44.9	45.1	134.3
Capital spending as % of amortization	48%	35%	22%	43%	37%	26%	77%	53%	52%
Total debt to total capitalization [1,2]	47%	48%	46%	44%	44%	46%	47%	46%	46%
Net debt to net capitalization [3,4]	46%	47%	46%	43%	43%	45%	47%	46%	46%

1

Total debt comprises long-term debt, including current portion.

2

Total capitalization comprises total debt and shareholders’ equity.

3

Net debt comprises total debt, less cash on hand.

4

Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.  Cash flows are funded through operations and where necessary, through the revolving operating facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the revolving operating facility will be sufficient to meet the Company’s anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

3.1

Operating Activities

Cash flow used by operating activities in the current quarter was $21.8 million, compared to cash flow provided of $31.7 million in the previous quarter and cash flow used of $19.9 million in the same quarter last year.  The decrease of $53.5 million from the previous quarter was mainly due to the payment of the Company’s annual property taxes and insurance premiums.  On a year-to-date basis, cash flows provided by operating activities totalled $41.1 million, compared to $14.9 million in 2004.  The $26.2 million increase primarily reflects decreased working capital requirements attributable to inventories and accounts receivable.

3.2

Investing Activities

Cash flow used for investing activities in the current quarter totalled $23.4 million, compared to cash flow used of $33.7 million in the previous quarter and cash flow provided of $15.9 million in the same quarter last year.  The decrease of $10.3 million in cash flows used from the previous quarter primarily reflected lower capital spending.  The decrease of $39.3 million in cash flow provided from the same quarter last year primarily reflected the receipt of $26.6 million from a related party for a purchase price adjustment in 2004, and increased capital spending in the current quarter.  On a year-to-date basis, cash flows used for investing activities totalled $68.1 million, compared to $21.7 million in 2004.  The previously mentioned purchase price adjustment, and increased capital spending in the current year were the primary drivers of the increase.

In addition to various smaller scale capital projects, the current quarter’s spending included the balance of the work to complete both the $8.3 million installation of sawdust screening equipment at the Elk Falls division, and the $5.1 million expansion of the bleaching capacity at the Powell River division.  The bleaching capacity expansion will allow the Company to replace 36,000 tonnes of newsprint with higher-value uncoated specialty products.

The Company expects capital expenditures to be approximately $100 million for the year.

3.3

Financing Activities

Cash flow provided by financing activities was $17.3 million in the current quarter, compared to cash flow used of $8.1 million in the previous quarter and cash flow used of $9.9 million in the same quarter last year.  The primary reason for the increase in cash flow provided from the comparable periods was the increase in net borrowings under the Company’s revolving operating facility, which was primarily due to the above mentioned payment of annual property taxes and insurance premiums during the third quarter.  On a year-to-date basis, cash flows provided from financing activities totalled $1.0 million, compared to $11.0 million in 2004.  The decrease in cash provided by financing activities of $10.0 million was primarily attributable to net proceeds on the senior note refinancing in March 2004 and the previously mentioned draw on the revolving operating facility.

3.3.1

Debt

As of September 30, 2005, the borrowing base on the Company’s $350.0 million revolving operating facility was $332.5 million.  After outstanding letters of credit of $22.2 million and the $25.6 million drawn against the revolving operating facility, $284.7 million was available at the end of the quarter.  In the previous quarter, the term of the revolving operating facility was extended by one year, to July 2008.  Total long-term debt outstanding as at September 30, 2005, was $878.1 million.  The Company’s net debt to net capitalization ratio as of September 30, 2005, was 46% compared to 47% in the previous quarter.

The Company is in compliance with the covenants under its revolving operating facility and senior notes indentures.  However, the Company is subject to restrictions on certain payments under its senior notes, including dividend payments.  The main restriction is based on changes in shareholders’ equity.  With the Company’s accumulated losses since 2002, the Company is not currently permitted to pay dividends.

3.3.2

Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs, and long-term debt.  In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts outstanding to sell U.S. dollars.  At September 30, 2005, 70% of the contracts are designated as hedging instruments where the resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in “Sales”.  At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $32.1 million, of which $9.1 million, associated with the non-hedging instruments, is included in “Sales” and “Prepaids and other”. The hedging program improved the Company’s sales value by $13.8 million in the third quarter of 2005.

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company is party to US$59.0 million in forward foreign exchange contracts to acquire U.S. dollars.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.4 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas exposure.  The contracts are not designated as hedging instruments for accounting purposes and are reported as “Prepaids and other” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At period-end contract rates, the net amount the Company would receive to settle these contracts is $4.7 million, all of which is included in “Cost of sales” and “Prepaids and other”.

Interest Rate Swaps

The Company occasionally uses interest rate swap contracts on certain debt to manage its net exposure to interest rate changes.  At September 30, 2005, the Company has pay-floating, receive-fixed interest rate swap contracts for notional US$30 million.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

4.0

RELATED PARTY TRANSACTIONS

The Company’s related parties include Norske Skogindustrier ASA (“Norske Skog”), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and NorskeCanada.  Transactions during the third quarter were in accordance with normal third party trade practices and remain substantially unchanged from those reported in the 2004 annual MD&A.

In the previous quarter, the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture. The related wind-up was effective October 1, 2005, after which the Company returned to marketing its specialty papers directly to North American customers.  The change is not expected to materially impact net earnings.

5.0

OFF-BALANCE SHEET ARRANGEMENTS

5.1

Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments.  The fair value of the following designated hedging instruments is not recorded in the financial statements.

▪

Revenues – Foreign currency options and forward contracts to sell US$342.1 million to major financial institutions.

▪

Interest Rates – Fixed to floating interest rate swaps with major financial institutions on notional US$30 million.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus 2.0%.

Refer to the financial instruments discussion within the “Liquidity and Capital Resources” section for further discussion of financial instruments.

5.2

Indemnities and Guarantees

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax, and employment liabilities.  In connection with the recycling plant acquisition in 2003, the Company has also provided indemnities with respect to certain representations and warranties.  In addition, the Company has entered into a building lease agreement whereby it has guaranteed the lease payments to a third party.  The description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2004, can be found on pages 45 and 46 of the Company’s 2004 Annual Report.  These have not changed materially since December 31, 2004.

6.0

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases.  The summary of the Company’s obligations as at December 31, 2004, can be found on page 46 of the 2004 Annual Report.  During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0

SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2005.

(In millions of dollars, except where otherwise stated)	2003	2004				2005
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Sales[1]	$460.8	$454.5	$479.6	$466.8	$477.3	$462.7	$439.0	$450.3
Net earnings (loss)	(13.3)	(46.3)	(24.0)	28.0	13.7	(21.8)	(30.0)	34.2
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.06)	$(0.22)	$(0.11)	$0.13	$0.06	$(0.10)	$(0.14)	$0.16

1

2003 Comparative figures have been restated to reflect the reclassification of distribution costs to cost of sales.

8.0

NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, income taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization.  The Company focuses on EBITDA as this measure enables comparison of the Company’s results between periods without regard to debt service, income taxes and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s performance.  This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.

Although EBITDA is a non-GAAP measure, the Company believes it is a useful indicator of operating performance.  Consequently, the following table reconciles the Company’s EBITDA to net earnings (loss):

(In millions of dollars)	2003	2004				2005
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net earnings (loss)	$(13.3)	$(46.3)	$(24.0)	$28.0	$13.7	$(21.8)	$(30.0)	$34.2
Amortization	47.2	45.0	46.4	46.3	46.4	44.3	44.9	45.1
Foreign exchange (gain) loss on translation of long-term debt	(18.3)	6.2	13.0	(41.5)	(31.2)	3.2	7.8	(38.4)
Write-down of property, plant and equipment	14.2	–	–	–	–	–	–	–
Loss on repayment of long-term debt	–	5.2	–	–	–	–	–	–
Other (income) expense, net	2.6	0.2	(2.4)	0.1	0.9	(0.9)	(2.8)	0.1
Interest expense, net	20.1	19.4	19.5	18.8	17.2	18.4	19.2	19.0
Income tax expense (recovery)	(21.7)	(22.3)	(8.7)	4.6	(1.7)	(9.8)	(13.8)	(12.4)
Non-controlling interest	–	–	–	–	–	0.2	0.1	0.3
EBITDA	$30.8	$7.4	$43.8	$56.3	$45.3	$33.6	$25.4	$47.9

9.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information.  Actual results could differ from those estimates.  The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the 2004 Annual Report.  These have not materially changed since December 31, 2004.

10.0

CHANGES IN ACCOUNTING POLICIES

Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”)

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) pronouncement AcG-15 on a prospective basis.  AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. (“PREI”).  PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations, that provide power to the Company.  The Company purchases 100% of the power generated by PREI.  The Company’s 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.  The adoption of this new standard increased the Company’s EBITDA by $1.4 million and $5.2 million for the three months and nine months ended September 30, 2005, and had no impact on net earnings.

11.0

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

1.

Section 1530, “Comprehensive Income” defines and establishes the reporting requirements for comprehensive income.

2.

Section 3251, “Equity” replaces Section 3250, “Surplus”, and establishes standards for the presentation of changes in equity.

3.

Section 3855, “Financial Instruments - Recognition and Measurement” establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4.

Section 3861, “Financial Instruments – Disclosure and Presentation” replaces Section 3860, “Financial Instruments – Disclosure and Presentation”, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

5.

Section 3865, “Hedges” establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  Early adoption is permitted, but only as of the beginning of a fiscal year ending on or after December 31, 2004.  The Company is currently in the process of evaluating the impact of the new accounting standards on the Company’s financial position, results of operations and cash flows.

Financial Accounting Standards Board (“FASB”) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (“FIN 47”)

In March 2005, FASB issued FIN 47.  FIN 47 is an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” (“FASB 143”).  FIN 47 clarifies that the term conditional asset retirement obligations as used in FASB 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  The Company is currently in the process of evaluating the impact, if any, of FIN 47 on the Company’s financial position, results of operations and cash flows.  FIN 47 is effective for the Company no later than the end of fiscal year ending December 31, 2005.

12.0

RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, Catalyst Paper Corporation faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies’, trade barriers and Aboriginal land claims.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and its interrelationships with Catalyst Paper Corporation’s strategic plan.  Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company’s markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by ﬂuctuations in supply and demand within each cycle, which in turn affects product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.  There is evidence to suggest the newsprint market is mature as declines in U.S. consumption have occurred in each of the last ten quarters on a year-over-year basis.  The Company believes it remains well positioned to mitigate the impact of this decline should it become permanent, through its ability to switch grades.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers.  Many of the Company’s competitors are larger and have greater ﬁnancial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.  To stay competitive, the Company is focused on improving productivity and reducing costs.

International Sales

A signiﬁcant portion of the Company’s sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and ﬂuctuations in foreign currencies.

Under the terms of agency and distribution agreements with affiliates of Norske Skog, a signiﬁcant shareholder, either party on six months notice may terminate each of these agreements.  If any of these agreements are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign Exchange

The Company’s proﬁtability is subject to ﬂuctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated.  Fluctuations in foreign currencies affect the Company’s competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt.  The Company’s hedging policy for revenues includes 33% to 67% of 12–month and 0% to 25% for 13 to 24 months U.S. dollar net exposure.  The Company considers its U.S. dollar revenues act largely as a hedge of its U.S.-dollar-denominated debt.  The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no signiﬁcant timber holdings, operations are dependent on the supply of wood ﬁbre from third parties, over half of which is provided by ﬁve suppliers.  The Company’s ﬁbre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ ﬁbre requirements.  Should the Company cease to be supplied with wood ﬁbre under existing contracts, alternative sources of ﬁbre at acceptable prices may not be readily available.

In addition, government regulations and aboriginal issues may also lower the supply of wood ﬁbre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood ﬁbre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are situated.  Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the speciﬁc impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines.  Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled ﬁbre needs from the internal recovery network.  While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company’s ability to operate its manufacturing facilities will also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, the Company expects that it would take many years before a ﬁnal court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have conﬁrmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a signiﬁcant consumer of electrical power and fossil fuels.

The Government of British Columbia regulates the Company’s electricity supply contracts and there have been few ﬂuctuations in the terms of the contracts, as the November 2004 increase of approximately 5% was the only increase in the last 11 years.  However, future changes in electricity prices could have a signiﬁcant impact on the Company’s earnings.

The provincial electricity regulator recently approved a redesigned rate structure for industrial customers that will result in the Company acquiring 90% of the electricity purchased from BC Hydro (“the Utility”) at a fixed rate that is lower than the current regulated rate, and 10% of the electricity at a rate that will approximate the price currently paid by the Utility for incremental electricity supplied by independent producers.  The change in rate structure is expected to be implemented in 2006, and by design, is not expected to materially impact the Company's total cost of electricity.  However, the rate structure has been designed to motivate industrial customers to reduce their electricity consumption.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can ﬂuctuate signiﬁcantly depending on various external factors.

A portion of the Company’s exposure to ﬂuctuating fossil fuel prices is managed through the use of ﬁnancial instruments and physical supply contracts, under a Board-approved energy program.  The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas.  In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges comprise a significant portion of the Company’s cash costs, and are also dependent on oil and diesel fuel prices.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law.  As at September 30, 2005, the ﬁnal results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on ﬁnancial results.

The Company and certain of its afﬁliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to ﬁx prices of magazine and other publication papers.  These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers.  The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Prior Period Losses

The Company has recorded a net loss in 9 of the last 12 quarters.  These losses have arisen primarily as a result of adverse market conditions.  Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

Debt

The Company has a signiﬁcant amount of debt, and debt agreements contain various restrictive and ﬁnancial covenants.  The Company’s ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company’s future operating performance and its ability to obtain additional debt or equity ﬁnancing, when necessary.  Prevailing economic conditions and ﬁnancial, business, and other factors beyond the Company’s control may affect its ability to make these payments.  In addition, the Company’s debt level may limit its ability to obtain additional ﬁnancing and increase its vulnerability to interest rate ﬂuctuations. Should market conditions deteriorate, the Company may, over time, have to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

Environmental Regulation

The Company’s operations are subject to a wide range of general and industry speciﬁc environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be signiﬁcant.  The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company’s suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a signiﬁcant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

In late June 2005, container truck drivers at ports in the Vancouver, British Columbia area initiated a work stoppage in response to rising fuel costs.  This job action required the Company to use more expensive shipping alternatives.  The impact on distribution costs of the work stoppage to the Company was approximately $1 million in the third quarter of 2005.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions.  Collective agreements with these unions expire in April 2008.  The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0

OUTLOOK

In general, U.S. economic conditions are expected to remain positive through 2006, although there is uncertainty around what long-term impact hurricanes Katrina and Rita will have on energy prices and the overall U.S. economy.  The effects of rising energy and fibre costs in other regions continue to present challenges for the industry, and the strength of the Canadian dollar in particular remains a concern.  These challenges are expected to put upward pressure on pulp and paper pricing.  In contrast to other regions, the favourable economic environment in British Columbia, particularly with respect to stable electricity prices, an abundant supply of low-cost fibre along with the Company’s limited reliance on fossil fuels in its manufacturing processes, are expected to help create a competitive advantage for the Company.

Specialty paper markets are expected to be mixed.  For coated mechanical papers, the resolution of recent supply disruptions, some grade switching to SC-A, and the seasonally slower December/January period is expected to lead to some slight downward pressure on prices for the first time since November 2002, although cost pressures have resulted in further price increase announcements by a number of suppliers.  Uncoated paper markets are expected to remain tight, primarily due to strong demand.  A US$40 per ton price increase has been announced for MF grades effective November 1, 2005.  For directory, demand remains steady compared to the same period in 2004, which has resulted in upward pressure on spot pricing and improved contract pricing for 2006.  Kraft paper demand is expected to remain flat in the fourth quarter. However, market conditions are expected to improve slightly in 2006 as demand for non-durable goods remains steady and the market tightens.

For newsprint, an additional US$35 per tonne price increase was announced for October 1, 2005.  Although demand is expected to continue to trend downwards due to lower basis weights, and declining circulation and ad lineage, the market is expected to remain tight.  Declining U.S. newsprint demand remains a concern.  However, the Company believes the decline is partially due to a shift into uncoated specialty grades as growth in these grades has largely offset the decline in newsprint consumption.  As a result, the Company remains confident that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades.

For NBSK markets, demand is expected to improve due to increased printing and writing demand, and inventory re-stocking in China and Western Europe.  Several producers have announced NBSK price increases for US$10 to US$30 per tonne in China, Europe and the U.S., effective October 1, 2005.  Softwood pulp prices are expected to show a modest improvement in the near term.

For the remainder of the year, the Company is committed to achieving and exceeding its performance improvement target of $80 million in year-over-year EBITDA improvements in the areas of cost reduction, efficiency improvements and new product development.

The Company’s completion of the majority of its annual maintenance has placed it in a position to take advantage of favourable market conditions for the remainder of the year.  Capital spending will continue to be directed toward rapid return projects in support of the Company’s performance improvement program.  Capital expenditures are expected to be approximately $100 million for the year.  At the end of the third quarter, the Company has spent approximately $70 million.

In an October 3, 2005 meeting, the shareholders voted 99.89% in favour of changing the Company’s name from Norske Skog Canada Limited to Catalyst Paper Corporation. The name change reflects the Company’s unique identity as an independent producer of paper and pulp products that are sold globally.  Costs associated with the name change are expected to be approximately $1.5 million.

14.0

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors.  The Board of Directors have read and ultimately approved this MD&A.  The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management.

Internal Controls

During the first quarter of 2005, the U.S. Securities and Exchange Commission extended its Sarbanes-Oxley Act Section 404 (“Section 404”) compliance dates for foreign private issuers.  The Company is now expected to comply with this regulation by the end of its fiscal year ended December 31, 2006.  The Company has not materially altered its implementation plan and has moved into the testing phase of the project.

The Canadian Securities Administrators have proposed internal control attestation regulations similar to Section 404, and the Company expects to comply with the proposed regulations if they are enacted.

15.0

OUTSTANDING SHARE DATA

At October 27, 2005, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2004 Annual Information Form is available on the Company’s website www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website www.sedar.com.